

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

November 6, 2012

Via E-mail
Mr. James M. Cassidy
President and Director
Sidegate Acquisition Corporation
215 Apolena Avenue
Newport Beach, CA 92662

> **Re: Sidegate Acquisition Corporation**
> **Registration Statement on Form 10**
> **Filed October 10, 2012**
> **File No. 0-54829**

Dear Mr. Cassidy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information that you provide in response to these comments, we may have additional comments.

General

1. Note that the registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

Facing Page

2. Please provide the registrant's "I.R.S. Employer Identification No."

Business, page 1

3. Please revise your disclosure in the first paragraph to disclose that you are a blank check company, as well as an "emerging growth company," as such term is defined in the Jumpstart Our Business Startups Act.

4. You state that one of the benefits of a business combination with you is "[r]eassurance to shareholders of the private company that the process of registering their shares for trading has commenced." Further elaborate on this intended benefit since as disclosed it is not readily apparent what reassurances the private company stockholders are being given.

5. Please revise the fourth paragraph of your disclosure to state that as compensation for its services in assisting companies to become public, Tiber Creek has received cash compensation and retained an equity interest in the reporting company. In this regard, we note your "Recent Blank Check Companies" disclosure on page 20.

Risk Factors, page 7

6. The risk factors' subheadings are visually indistinctive from the general text. Format each risk factor's subheading to make it visually distinctive from the general text. For example, consider using bold faced or italicized type for each risk factor's subheading to make it visually distinctive from the general text.

7. Some risk factors' subheadings state merely a fact or describe an uncertainty but do not state any risk or are too vague and generic to describe adequately the risk that follows. For example, refer to the second, fourth, seventh, eleventh, twelfth and thirteenth risk factors. Please revise to state succinctly in the subheadings the risks that result from the facts or uncertainties.

8. Generally, a risk factor should discuss a single risk. The fourteenth risk factor discusses federal and state tax consequences and also risks inherent in business operations outside of the United States. Please revise your disclosure to present risks inherent in business operations outside of the United States as a discrete risk factor.

<u>There is no assurance that Sidegate will ever be profitable, page 12</u>

9. Please expand your disclosure at the end of the second paragraph to state that following a business combination, the expenses incurred by Tiber Creek will become the responsibility of the new management. Refer to disclosure in the last paragraph on page one.

<u>Plan of Operation, page 12</u>

<u>General Business Plan, page 14</u>

10. Please expand your disclosure here to provide more detail on how you will proceed in seeking out a target company, addressing matters such as the manner of the solicitation of prospective targets and their relationship, if any, to the registrant, the registrant's directors and officers, and Tiber Creek.

11. Please disclose whether you intend to retain any entity to act as a "finder" for purposes of identifying and analyzing the merits of potential target business. If so, please disclose whether you may pay cash and/or issue securities as finder's fees.

12. Disclose whether you may merge with or acquire another company in which your promoters, management, or promoters' or management's affiliates or associates, directly or indirectly, have an ownership interest. If true, please expand your "Conflicts of Interest" disclosure on page 26 to discuss the conflicts of interests that may arise as a result of this type of transaction.

13. For any merger with or acquisition of another company, please address the degree of control/level of ownership that you expect to have in the merged entity, and whether the payment of compensation to any director, officer, or promoter could be a condition to which a target company must agree.

14. Refer to the first paragraph on page 15. Clarify that you will become subject to the reporting requirements of the Exchange Act automatically 60 days after the initial filing of this registration statement. We note the disclosure on page 33.

<u>Terms of a Business Combination, page 16</u>

15. In the last paragraph you state that Messrs. Cassidy and McKillop will provide their services without charge or repayment by you. Pursuant to your "Recent Blank Check Companies" disclosure on page 20, it appears that Messrs. Cassidy and McKillop have retained certain

equity ownership in the reporting companies following the completion of a business combination. Please revise your disclosure to reflect this fact.

Security Ownership of Certain Beneficial Owners and Management, page 18

16. Disclosure that Messrs. Cassidy and McKillop are each the beneficial owner of 10,000,000 shares of common stock is inconsistent with disclosure under "Recent Sales of Unregistered Securities" on page 30 and elsewhere in the registration statement that Tiber Creek and MB Americus LLC are each the beneficial owner of 10,000,000 shares of common stock. Please revise the table to reflect Tiber Creek and MB Americus as the beneficial owners. We do not object to the current footnote disclosures to the table.

Recent Blank Check Companies, page 20

17. For each blank check company, the discussion should also identify the specific change in control transaction that has occurred (i.e., merger, acquisition, asset purchase) including the identity of the target company, and the value of the consideration given and received in those transactions. Please revise your disclosure accordingly.

Conflicts of Interest, page 26

18. With a view towards disclosure, please explain to us the basis of management's belief that there are no conflicts of interest arising as a result of management's and directors' involvement with other blank check companies.

19. The list of the other registration statements on Form 10 filed concurrently with this registration statement in the second paragraph is inaccurate and incomplete. For example, you list Sidegate Acquisition Corporation as one of the other currently filed registration statements on Form 10, and omit the registration statements on Form 10 filed by Backgate Acquisition Corporation and Beachgate Acquisition Corporation. Please revise accordingly.

20. Please revise your disclosure in the third paragraph to state that Messrs. Cassidy and McKillop are also the sole shareholders of Lightwood Acquisition Corporation and Silverwood Acquisition Corporation. In this regard, we note your page 25 disclosures.

21. The disclosure in the fourth paragraph appears incomplete. Please revise your disclosure to describe the type of, and the circumstances which may give rise to, conflicts with the listed blank check companies.

22. We assume the statement "It is likely neither Mr. Cassidy nor Mr. McKillop would *not* be considered independent directors if it were to do so" [emphasis added] in the last paragraph should read "It is likely neither Mr. Cassidy nor Mr. McKillop would be considered independent directors if it were to do so." Please revise.

Closing

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Ernest M. Greene, Staff Accountant, at (202) 551-3733 or Rufus G. Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Era Anagnosti, Staff Attorney, at (202) 551-3369 if you have any other questions.

                    Very truly yours,

                    /s/ Era Anagnosti

                    for Pamela A. Long
                    Assistant Director